------------ -------------------------------------------------------------------
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
------------ -------------------------------------------------------------------



                                                                 --------------------------------
                                  UNITED STATES                           OMB APPROVAL
                                                                 --------------------------------
                       SECURITIES AND EXCHANGE COMMISSION        OMB Number:  3235-0145
                                                                 --------------------------------
                             WASHINGTON, D.C. 20549              Expires: December 31, 2005
                                                                 --------------------------------
                                                                 Estimated average burden hours
                                                                 per response . . . . . 11
                                                                 --------------------------------




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                      Class A Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Peter A. Nussbaum
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2004
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

-----------------------------------------------------------                              ------------------------------------------
CUSIP NO.      961840105                                                                 PAGE 2 OF 13 PAGES
-----------------------------------------------------------                              ------------------------------------------


----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Advisors, LLC
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                    (b) [X]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -----------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
 OWNED BY             --------- ---------------------------------------------------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            6.7% (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D

-----------------------------------------------------------                              ------------------------------------------
CUSIP NO.      961840105                                                                 PAGE 3 OF 13 PAGES
-----------------------------------------------------------                              ------------------------------------------


----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Management, LLC
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                    (b) [X]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -----------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
  OWNED BY            --------- ---------------------------------------------------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7% (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------





                                  SCHEDULE 13D

-----------------------------------------------------------                              ------------------------------------------
CUSIP NO.      961840105                                                                 PAGE 4 OF 13 PAGES
-----------------------------------------------------------                              ------------------------------------------


----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Capital Associates, LLC
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                    (b) [X]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
----------- -----------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
 OWNED BY             --------- ---------------------------------------------------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7% (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -----------------------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D

-----------------------------------------------------------                              ------------------------------------------
CUSIP NO.      961840105                                                                 PAGE 5 OF 13 PAGES
-----------------------------------------------------------                              ------------------------------------------


----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Steven A. Cohen
----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [ ]
                                                                                                    (b) [X]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ---------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ---------------------------------------------------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
 OWNED BY             --------- ---------------------------------------------------------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ---------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,333,944 (including 527,319 shares issuable upon exercise of warrants) (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.7% (see Item 5)
----------- -----------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -----------------------------------------------------------------------------------------------------------------------


      This Schedule 13D is being filed by S.A.C. Capital Associates, LLC ("SAC CAPITAL ASSOCIATES"), S.A.C. Capital Advisors, LLC ("SAC CAPITAL ADVISORS"), S.A.C. Capital Management, LLC ("SAC CAPITAL MANAGEMENT") and Steven A. Cohen ("MR. COHEN" and, together with SAC Capital Associates, SAC Capital Advisors and SAC Capital Management, the "REPORTING PERSONS") relating to the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A Common Stock of the Company.

      The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

      Mr. Cohen controls each of SAC Capital Advisors and SAC Capital Management. Accordingly, Mr. Cohen may be deemed to be the beneficial owner of the shares of Company Stock held by SAC Capital Associates for purposes of Rule 13d-3 under the Exchange Act. Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

ITEM 1.       SECURITY AND COMPANY.

      This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Act. The Company's principal executive office is located at 26972 Burbank, Foothill Ranch, California 92610.

ITEM 2.       IDENTITY AND BACKGROUND.

      (a) This statement is filed on behalf of SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Mr. Cohen.

      (b) The address of the principal business office of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut and (ii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

      (c) SAC Capital Associates is a private investment limited liability company. The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities of these private investment funds. The principal business of Mr. Cohen is to act as a principal of SAC Capital Advisors and SAC Capital Management.

      (d) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of SAC Capital Associates's, SAC Capital Advisors's or SAC Capital Management's executive officers or members has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of SAC Capital Associates's, SAC Capital Advisors's or SAC Capital Management's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 2,333,944 shares (including 527,319 shares issuable upon exercise of warrants) of the Common Stock (the "Shares"). The Reporting Persons previously reported their beneficial ownership of the Common Stock on
Schedule 13G (File Number 005-41525).

      The Shares were purchased by SAC Capital Associates with its investment capital. The Shares are held by the Reporting Persons in a commingled margin account. Such margin account is maintained at Goldman Sachs & Co., and may from time to time have debit balances. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with respect to purchase of the Shares.

ITEM 4.       PURPOSE OF TRANSACTION.

      The purchases by SAC Capital Associates of the Shares were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects.

      The Reporting Persons are now evaluating an additional investment in the Company through the potential purchase of certain notes, investment rights and warrants of the Company.

      On November 3, 2004, SAC Capital Management delivered a term sheet to the Company, which is attached hereto as Exhibit C (the "TERM SHEET"), with respect to the potential purchase of certain notes, investment rights and warrants of the Company and the possible provision of financing to the Company. The Company and the Reporting Persons have been in negotiation since October 24, 2004 with respect to the terms reflected on the Term Sheet and with respect to draft definitive documentation for the transactions contemplated thereby. THE TERM SHEET REPRESENTS AN INDICATION OF INTENTION AND DOES NOT CREATE A LEGAL OBLIGATION OR A BINDING COMMITMENT WITH RESPECT TO ANY TRANSACTION, WHICH MAY OR MAY NOT OCCUR. THERE IS NO ASSURANCE THAT ANY TRANSACTION WILL OCCUR. THE FINAL TERMS OF A TRANSACTION, IF ANY OCCURS, MAY DIFFER MATERIALLY FROM THOSE REFERRED TO HEREIN.

      The Term Sheet contemplates the issuance of the following securities (the "TRANSACTION") to one or more entities managed by SAC Capital Management and other participating investors (the "INVESTORS"):

      o $40 million in principal amount of convertible seven year notes (the "NOTES"), which bear interest at the applicable federal rate, payable in cash or in kind at the Company's option, and which are convertible initially into 26,666,666 shares of Common Stock at a conversion price of $1.50;

      o Four tranches of warrants exercisable into an aggregate of 13.6 million shares of Common Stock (the "WARRANTS"):

            o Two tranches of four year warrants with exercise prices of $1.75 and $2.25 per share of Common Stock (exercisable initially into 2,300,000 and 3,400,000 shares of Common Stock, respectively); and

            o Two tranches of five year warrants with exercise prices of $2.50 and $2.75 per share of Common Stock (exercisable initially into 4,500,000 and 3,400,000 shares of Common Stock, respectively).

o Two tranches of Additional Investment Right Warrants (the "ADDITIONAL INVESTMENT RIGHT WARRANTS") to acquire:

      o $9.9 million of seven year Notes, which are convertible initially into 6 million shares of Common Stock at a conversion price of $1.65 (the "Series A AIR"); and

      o $5.95 million of seven year Notes, which are convertible initially into 3.4 million shares of Common Stock at a conversion price of $1.75 (the "Series B AIR");

      The Company may force the Investors to exercise all or a portion of the Additional Investment Right Warrants into Notes (triggering the $9.9 million and $5.95 million payment by the Investors to the Company) begining six months after issuance for the Series A AIR and twelve months after issuance for the Series B AIR until thirty-six months after issuance of both the Series A AIR and the Series B AIR. In the event of a forced exercise, the conversion prices of such Notes into Common Stock will become the lesser of the market price of the Common Stock at the time of forced exercise and $1.65 or $1.75, as applicable.

      The Warrants will have full ratchet antidilution protection for any future stock issuances below their conversion or exercise price, as the case may be.

      The Reporting Persons, as a group, would be prohibited from beneficially owning at any time more than 9.99% of the outstanding Common Stock.

      The Term Sheet further contemplates that upon execution of the agreement governing the Transaction, the Investors will make a secured term loan of $10 million principal amount as a bridge financing arrangement with the Company (the "BRIDGE FACILITY"). The repayment of the Bridge Facility will be made at the earlier of (x) the closing of the Transaction, as a partial payment of the purchase price in the Transaction, (y) termination of the purchase agreement for the Transaction and (z) February 28, 2005.

      The obligation of the Investors to consummate a transaction is subject to certain conditions including, without limitation, execution and delivery of definitive documentation of the Transaction, no material adverse change, reduction in the size of the Company's board of directors from 11 directors to no more than 9 directors, shareholder approval (including approval of the Transaction and an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock to accommodate the Transaction) and the Investors being satisfied with the identity of one less than a majority of the members of the Company's board of directors.

      Upon execution of a purchase agreement for the Transaction, the Company shall be required to enter into consulting agreements with Michael Gold and one or more other experienced industry executives, and to engage a real estate and lease appraisal consultant to evaluate and make recommendations regarding lease terminations and modifications, in each case on terms satisfactory to the majority Investors. The Reporting Persons have suggested to the Company candidates for these consultants.

      The Reporting Persons believe that in order for the Company to return to profitability, a significant number of Wet Seal stores should be closed and the retail concept at the stores which remain open should be refocused.

      On November 3, 2004, the Company and SAC Capital Management also entered into a letter agreement, which is attached hereto as Exhibit D (the "Exclusivity Letter"), wherein the Company agreed that, until November 14, 2004, it would not
(x) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into any significant transaction in lieu of, or which would impede or prevent, the Transaction (a "COMPETING TRANSACTION"), including without limitation, a merger or other business combination, an acquisition of any equity or equity-linked securities, the issuance of debt in excess of $10 million, a sale of significant assets or a liquidation of the Company, or (y) conduct any discussions or negotiations, or provide any information to (or review any information of) any other party, or enter into any agreement, arrangement or understanding regarding, or in connection with, a Competing Transaction.

      Pursuant to the Exclusivity Letter, if the Company executes an agreement, letter of intent, memorandum of understanding or otherwise accepts a proposal or offer from any person or entity (other than SAC Capital Management) regarding any Competing Transaction at any time prior to the three month anniversary of the Exclusivity Letter, the Company will pay liquidated damages to an entity designated by SAC Capital Management in the form of warrants to acquire 2,300,000 shares of the Common Stock at an initial exercise price equal to the lesser of $1.75 and the average closing bid prices of the Common Stock over the five trading days prior to the day on which such event is publicly announced (the "Liquidated Damages Warrants") or, at the request of SAC Capital Management if the Company is unable to issue the Liquidated Damages Warrants due to applicable law or market regulations, pay to an entity designated by

SAC Capital Management the Black-Scholes value of such warrants in cash. The warrants will have full ratchet antidilution protection for any Common Stock issuances below the exercise price and shall be exercisable commencing six months after issuance and then for a period of three years. The Company has agreed to register the shares of Common Stock issuable upon exercise of the Liquidated Damages Warrants.

      Notwithstanding the foregoing, the Company is not obligated to issue the Liquidated Damages Warrants if either (i) SAC Capital Management has required as a condition to the execution of definitive agreements governing a Transaction any modification to the last draft of the Transaction documents delivered to the Company before the Company's Board of Directors meeting to consider and approve the Transaction that would have material and adverse economic consequences to the Company or (ii) SAC Capital Management has notified the Company in writing during the Exclusivity Period that it has abandoned pursuit of the Transaction and the Company remains willing to pursue the Transaction on such terms.

      The Reporting Persons intend to continue to review and evaluate their investment (including the Transaction) in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company (pursuant to the Transaction or otherwise) at any time. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

      Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position (including the Transaction) with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

      (a) As described in Item 3, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to own 2,333,944 shares (including 527,319 shares issuable upon exercise of warrants) of Common Stock. These Shares represent approximately 6.7% of the shares of Common Stock outstanding based on 34,657,824 shares of the Company's Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2004.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each

Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

      (b) SAC Capital Associates has the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,333,944 shares of Common Stock it may be deemed to beneficially own as of the date hereof. Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

      (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit B hereto and is incorporated by reference. Except for the transactions by SAC Capital Associates set forth on Schedule B hereto, during the last sixty days there were no transactions in the Common Stock effected by the Reporting
Persons, nor, to the best of the knowledge of SAC Capital Advisors and SAC Capital Management, any of SAC Capital Advisors's or SAC Capital Management's executive officers or members. All of the transactions in Common Stock listed on Schedule B hereto were effected in open market purchases on NASDAQ through various brokerage entities.

      (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      As described in Item 4 above, on November 3, 2004, the Company and SAC Capital Management entered into a Exclusivity Letter, a copy of which is attached as Exhibit D hereto.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

      The Company and SAC Capital Management entered into a Confidentiality and Standstill Agreement on October 1, 2004, as amended on October 4, 2004, a copy of which is attached hereto as Exhibit E (as amended, the "Confidentiality Agreement"). In the Confidentiality Agreement, SAC Capital Management agreed to keep confidential any non-public information provided to SAC Capital Management by the Company and not propose any transaction alternative to that which the Company proposed to SAC Capital Management, engage in a proxy contest or otherwise act or seek to control the management, Board of Directors or policies of the Company until the earlier of October 1, 2005 or the Company's bankruptcy, without the consent of the Board of Directors of the Company.

      Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Joint Filing Agreement dated November 3, 2004, signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.

2. Exhibit B - Transactions in the Shares by the Reporting Persons during the past 60 days.

3. Exhibit C - Term Sheet dated November 3, 2004, by and between SAC Capital Management and the Company.

4. Exhibit D - Exclusivity Letter dated November 3, 2004, by and between SAC Capital Management and the Company.

5. Exhibit E - Confidentiality Agreement, dated October 1, 2004, as amended on October 4, 2004, by and between SAC Capital Management and the Company.

                                   SIGNATURES
      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Dated: November 3, 2004

S.A.C. CAPITAL ADVISORS, LLC



By:   /S/ PETER NUSSBAUM
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC



By:  /S/ PETER NUSSBAUM
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC



By:  /S/ PETER NUSSBAUM
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

STEVEN A. COHEN



By:  /S/ PETER NUSSBAUM
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

                                  EXHIBIT INDEX

1. Exhibit A - Joint Filing Agreement dated November 3, 2004, signed by each of the Reporting Persons in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Persons.

2. Exhibit B - Transactions in the Shares by the Reporting Persons during the past 60 days.

3. Exhibit C - Term Sheet dated November 3, 2004, by and between SAC Capital Management and the Company.

4. Exhibit D - Exclusivity Letter dated November 3, 2004, by and between SAC Capital Management and the Company.

5. Exhibit E - Confidentiality Agreement, dated October 1, 2004, as amended on October 4, 2004, by and between SAC Capital Management and the Company.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 3, 2004

S.A.C. CAPITAL ADVISORS, LLC




By:  /s/ Perter Nussbaum
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC



By:  /s/ Perter Nussbaum
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC



By:  /s/ Perter Nussbaum
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

STEVEN A. COHEN



By:  /S/ PETER NUSSBAUM
     ---------------------------------------
     Name: Peter Nussbaum
     Title: Authorized Person

                                    EXHIBIT B

       LIST OF TRANSACTIONS IN THE COMPANY'S COMMON STOCK IN LAST 60 DAYS





                          DATE SHARES PRICE
----------------- ------------------ ------------- ---------------------
         SELL          9/21/2004       1,025,000    $1.5347 per Share
----------------- ------------------ ------------- ---------------------
         BUY           9/28/2004        100,000     $1.3701 per Share
----------------- ------------------ ------------- ---------------------
         BUY           9/28/2004        200,000     $1.3908 per Share
----------------- ------------------ ------------- ---------------------

                                    EXHIBIT C

                                   TERM SHEET

                          FOR DISCUSSION PURPOSES ONLY

                               THE WET SEAL, INC.
              PROPOSED INVESTMENT IN CONVERTIBLE NOTES AND WARRANTS



   ----------------------------------------------------------------------------
   ISSUER:                  The Wet Seal, Inc., a Delaware corporation (the
                            "Company").
   ----------------------------------------------------------------------------
   INVESTORS:               One or more entities managed by S.A.C. Capital
                            Management, LLC ("S.A.C.") and other
                            participating investors (the "Investors").
   ----------------------------------------------------------------------------
   SECURITIES:              Convertible Notes (the "Notes"), Additional
                            Investment Right Warrants and Warrants.
   ----------------------------------------------------------------------------
   PRINCIPAL AMOUNT OF      $40 million plus up to an additional $15.85
   NOTES:                   million pursuant to the exercise of the
                            Additional Investment Right Warrants below.
   ----------------------------------------------------------------------------
   INTEREST ON NOTES:       Interest at the Applicable Federal Rate, payable
                            annually, at the Company's option, in cash or PIK.
   ----------------------------------------------------------------------------
   MATURITY OF NOTES:       7 years from the date of issuance.
   ----------------------------------------------------------------------------
   SECURITY FOR NOTES:      To be discussed.
   ----------------------------------------------------------------------------
   RANKING OF NOTES:        To be discussed.
   ----------------------------------------------------------------------------
   USE OF PROCEEDS:         The proceeds from the sale of the Notes, Additional
                            Investment Right Warrants and the Warrants will be
                            used by the Company for working capital purposes
                            only, including payment of trade creditors, and not
                            for the repayment of any outstanding indebtedness
                            for borrowed money.
   ----------------------------------------------------------------------------
   CONVERSION PRICE OF      The Notes shall be convertible into shares of the
   NOTES:                   Class A common stock, $.10 par value, of the
                            Company (the "Common Stock"). The Notes issued at
                            the closing will have an initial conversion price of
                            $1.50 per share, and the Notes issued upon exercise
                            of the Additional Investment Right Warrants will
                            have the conversion prices as set forth in
                            "Additional Investment Right Warrants" below, in
                            each case subject to full ratchet anti-dilution
                            adjustments (the "Conversion Price"). The Investors
                            may convert the Notes at any time into shares of
                            Common Stock at the Conversion Price.
   ----------------------------------------------------------------------------
   CHANGE OF CONTROL:       Upon a change of control of the Company, the
                            Investors shall have the right to cause the
                            Company to redeem all or any portion of the Notes
                            at a price equal to the greater of 110% of
                            the value of the Notes (based on the trading
                            price of the Common Stock) and 125% of the
                            principal amount of the Notes plus accrued and
                            unpaid interest thereon.  To the extent not
                            redeemed upon a change in control, each Investor
                            shall have the right to cause the ultimate parent
                            company of the acquiring or surviving company in
                            the change of control to issue new notes in
                            replacement of the Notes with terms (including,
                            without limitation, conversion rights, security,
                            rank, covenants and events of defaults)
                            equivalent to those contained in the Notes.
   ----------------------------------------------------------------------------
   COVENANTS:               The Notes shall provide for customary affirmative
                            and negative covenants, including, without limitation, limitations on incurrence of indebtedness, affiliate transactions, limitations on liens on assets, restricted payments and charter and bylaw amendments. Prior to execution of a definitive purchase agreement concerning the financing contemplated hereby, the Company and the Investors will discuss necessary changes to the terms and covenants of the Company's existing senior and junior credit facilities.

   ----------------------------------------------------------------------------
   EVENTS OF DEFAULT:       The Notes shall contain customary events of default,
                            including, but not limited to, payment defaults,
                            cross-default on other indebtedness or liability,
                            bankruptcy, violation of covenants, breach of
                            representations or warranties, impairment of rank of
                            the Notes or security interest, material adverse
                            change, adverse litigation developments, failure of
                            the Common Stock to be listed on Nasdaq and the
                            failure of the registration statement (as described
                            below) to be effective (subject to customary
                            blackout periods).
   ----------------------------------------------------------------------------
    REGISTRATION RIGHTS:    The Company shall file to register the resale of
                            the Notes, the Warrants, the Additional
                            Investment Right Warrants and the shares of
                            Common Stock issuable upon conversion of the
                            Notes and exercise of the Warrants on a shelf
                            registration statement on Form S-3 within thirty
                            (30) days after the closing and be required to
                            have the registration statement declared
                            effective within ninety (90) days after the
                            closing (or 120 days, if the S-3 is subject to
                            SEC review), subject to penalties for failure to
                            file, have declared effective or maintain
                            effectiveness of the registration statement.
   ----------------------------------------------------------------------------
   ADDITIONAL INVESTMENT    The Company shall grant the Investors rights (the
   RIGHT WARRANTS:          "Additional Investment Right Warrants") to
                            purchase additional Notes as follows:

                            SERIES A ADDITIONAL INVESTMENT RIGHT WARRANTS:
                            Rights to acquire up to $9.9 million in principal amount of Notes, which would be convertible into 6 million shares of Common Stock at a conversion price of $1.65, subject to full ratchet anti-dilution protection (the "Series A Rights Conversion Price"). The Company may, at its option at any time after the six month anniversary and prior to the thirty-six month anniversary of issuance of the right, require the Investors, upon 30 day's prior written notice and subject to satisfaction of certain equity conditions relating to the listing and trading of the Common Stock, to exercise the Series A Additional Investment Right Warrants in whole or in part. If the Company elects to force the exercise of these rights, then the Series A Rights Conversion Price will be equal to the lower of (i) $1.65 and
                            (ii) the Current Market Price of the Common Stock at the time of the forced exercise. The Series A Additional Investment Right Warrants will have a 5 year term.

                            SERIES B ADDITIONAL INVESTMENT RIGHT WARRANTS:
                            Rights to acquire up to $5.95 million in principal amount of Notes, which would be convertible into 3.4 million shares of Common Stock at a conversion price of $1.75, subject to full ratchet anti-dilution protection (the "Series B Rights Conversion Price"). The Company may, at its option at any time after the twelve month anniversary and prior to the thirty-six month anniversary of issuance of the right, require the Investors, upon 30 day's prior written notice and subject to satisfaction of certain equity conditions relating to the listing and trading of the Common Stock, to exercise the Series B Additional Investment Right Warrants in whole or in part. If the Company elects to force the exercise of these rights, then the Series B Rights Conversion Price will be equal to the lower of (i) $1.75 and
                            (ii) the Current Market Price of the Common Stock at the time of the forced exercise. The Series B Additional Investment Right Warrants will have a 3 year term.

                            "Current Market Price" means the arithmetic average
                            of the volume weighted average price of the Common
                            Stock over the five consecutive trading days ending
                            on the third trading day immediately prior to the
                            date of forced exercise.
   ----------------------------------------------------------------------------
   WARRANTS:                The Company shall grant the Investors warrants
                            (the "Warrants") to purchase a
                            number of shares of Common Stock as follows:

                            SERIES A WARRANTS:  Warrants to be issued upon
                                                execution of the Securities
                                                Purchase Agreement governing the
                                                transactions contemplated hereby
                                                exercisable for four years for
                                                up to 2,300,000 shares of
                                                Common Stock, at an exercise
                                                price of $1.75 per share of
                                                Common Stock.

                            SERIES B WARRANTS:  Warrants to be issued at
                                                Closing, exercisable for four
                                                years for up to 3,400,000 shares
                                                of Common Stock, at an exercise
                                                price of $2.25 per share of
                                                Common Stock.

                            SERIES C WARRANTS:  Warrants to be issued at
                                                Closing, exercisable for five
                                                years for up to 4,500,000 shares
                                                of Common Stock, at an exercise
                                                price of $2.50 per share of
                                                Common Stock.

                            SERIES D WARRANTS:  Warrants to be issued at the
                                                Closing, exercisable for five
                                                years for up to 3,400,000 shares
                                                of Common Stock, at an exercise
                                                price of $2.75 per share of
                                                Common Stock.

                            The exercise price of all Warrants will be subject to full ratchet antidilution protection.
   ----------------------------------------------------------------------------
   CONDITIONS PRECEDENT:
                            The obligations of the Investors to consummate the transactions contemplated hereby will be subject to customary conditions precedent, which shall include, without limitation:

                            (a) The Company and the Investors shall have executed and delivered a Securities Purchase Agreement and a Registration Rights Agreement in form and substance satisfactory to the Investors, including representations, warranties, covenants, indemnities and conditions precedent contained herein and otherwise customary for transactions of this type and the conditions precedent contained therein shall have been satisfied in a manner satisfactory to the Investors.


                            (b) No event, circumstances or fact shall have occurred that has had or could reasonably be expected to have a material adverse effect on the business, assets, properties or condition (financial or otherwise) of the Company and its subsidiaries.


                            (c) The Company and its subsidiaries shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise, in connection with the transactions contemplated hereby, including the required approval of the shareholders of the Company for the transaction contemplated hereby and an increase in the authorized shares of the Company, which the Company will use its best efforts to obtain.


                            (d) The Company shall have obtained all necessary consents and waivers from the lenders under its senior secured revolving credit facility and junior term loan facility in form and substance satisfactory to the Investors.


                            (e) The Investors shall have received satisfactory opinions from outside counsel to the Company customary for transactions of this type.


                            (f) The size of the Board of Directors of the Company shall have been reduced from 11 to not more than 9 members and the Investors shall be satisfied with the identity of at least one less than a majority of the Board of Directors of the Company at the closing.

                            (g) The form of Notes, Additional Investment Right
                                 Warrants and Warrants shall be consistent with the terms contained herein and shall contain such other terms as are customary for transactions of this type.


                            (h)  The Investors shall have received such other
                                 agreements, instruments and other documents as they may determine are customary for the transactions contemplated by this Term Sheet, in each case in form and substance reasonably satisfactory to the Investors.
   ----------------------------------------------------------------------------
   CONSULTANT:              Upon execution of the Securities Purchase Agreement,
                            the Company shall enter into a written consulting
                            arrangement with Michael Gold and one or more other
                            experienced industry executives on terms
                            satisfactory to the Investors.
   ----------------------------------------------------------------------------
   INTERIM FINANCING:       The Investors will provide upon execution of the
                            Securities Purchase Agreement a $10 million term
                            loan as bridge financing, which will be secured
                            by substantially all assets of the Company and
                            certain of its subsidiaries, subject to the prior
                            security interest in favor of the holders of the
                            Company's current senior and junior secured
                            debt.  The bridge loan will mature at the earlier
                            of (x) the Closing, (y) termination of the
                            Securities Purchase Agreement and (z) February 28,
                            2005.
   ----------------------------------------------------------------------------
   INVESTOR RIGHT OF        For a period of 36 months after the closing, the
   FIRST REFUSAL:           Investors shall have a right of first refusal
                            with respect to any equity or equity-linked
                            financing by the Company, subject to the right of
                            participation of existing investors.
   ----------------------------------------------------------------------------
   BENEFICIAL OWNERSHIP:    Investors may not convert any Notes or exercise any
                            Warrants if such conversion or exercise would cause
                            such Investor's beneficial ownership, as that term
                            is defined in Rule 13d-3 of the Securities Exchange
                            Act of 1934, to exceed 9.99% of the outstanding
                            Common Stock at the time of conversion or exercise.
   ----------------------------------------------------------------------------
   ACCESS:                  The Company shall afford the Investors and their
                            respective counsel and other representatives full
                            and complete access to the books, records and
                            properties of the Company and to the directors,
                            officers, employees, accountants, attorneys and
                            other representatives of the Company, in each
                            case so as to enable the Investors to make such
                            investigations of the Company in connection with
                            the financing contemplated hereby as the
                            Investors deems appropriate.
   ----------------------------------------------------------------------------
   EXCLUSIVITY:             Prior to the closing, the Company will not
                            solicit offers, inquiries or proposals for, or
                            entertain any offer, inquiry or proposal to enter
                            into any competing transaction.
   ----------------------------------------------------------------------------
   FEES AND EXPENSES:       Whether or not the transactions contemplated
                            hereby are consummated, the Company shall pay
                            S.A.C. for all fees and expenses incurred in
                            relation to due diligence and investment
                            documentation (including legal expenses) up to
                            $500,000, subject to increase if inadequate.  The
                            Company shall be responsible for its own fees and
                            expenses.
   ----------------------------------------------------------------------------
   NATURE OF OBLIGATIONS:   This Term Sheet represents an indication of
                            intention and does not constitute a binding
                            commitment with respect to a transaction, and,
                            except for the matters described under "Fees and
                            Expenses" (which are intended to be binding),
                            does not create a legal obligation on the part of
                            any party.  A binding commitment with respect to
                            a transaction will result only from execution of
                            a definitive transaction agreement and related
                            agreements.
   ----------------------------------------------------------------------------
   GOVERNING LAW:           New York.
   ----------------------------------------------------------------------------

                                    EXHIBIT D

                               EXCLUSIVITY LETTER



                         S.A.C. CAPITAL MANAGEMENT, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902


                                          November 3, 2004


The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, California 92610


Gentlemen:

      In order to induce S.A.C. Capital Management, LLC and its affiliates (collectively, "S.A.C.") to pursue a transaction with The Wet Seal, Inc., a Delaware corporation (the "Company"), including, without limitation, the potential purchase of certain notes and warrants of the Company and the possible provision of financing to the Company (the "Transaction"), the Company agrees that, during the Exclusivity Period (as defined below), it shall not, and that it shall cause its directors, officers, agents, representatives, affiliates, stockholders and any other person acting on its behalf (collectively, the "Representatives") not to, directly or indirectly, (x) solicit offers, inquiries or proposals for, or entertain any offer, inquiry or proposal to enter into: (i) a merger, consolidation or other business combination involving the Company,
(ii) an acquisition of any of the then-outstanding equity securities of the Company, (iii) an acquisition of equity securities, or of debt securities (except as permitted under clause (iv) below) or other securities convertible into or exchangeable for equity securities of the Company, (iv) the issuance of debt securities of, or other borrowing by, the Company in an amount in excess of $10 million; provided such debt securities or borrowings do not contain any equity feature or "equity kicker", (v) a sale, transfer, conveyance, lease or disposal of all or any significant portion of the assets of the Company in one transaction or a series of related transactions (other than sales of inventory in the ordinary course of business), (vi) a liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution by the Company or (vii) any other transaction in lieu of, or which would impede or prevent, the Transaction (any of the foregoing, a "Competing Transaction"), or (y) conduct any discussions or negotiations, or provide any information to (or review any information of) any other party, or enter into any agreement, arrangement or understanding, regarding, or in connection with, a Competing Transaction.

      During the Exclusivity Period, the Company will promptly notify S.A.C. if the Company (or any of its Representatives) receives any such offer, inquiry or proposal and the details thereof, and keep S.A.C. informed with respect to each such offer, inquiry or proposal. The Company will provide S.A.C. with copies of all such offers, inquiries or proposals which are in writing.

      The Exclusivity Period shall commence on the date hereof and terminate upon the earliest to occur of (i) 6 p.m., EST, on November 14, 2004, (ii) the date of the execution of definitive agreements with respect to a Transaction,
(iii) the written agreement of the parties hereto to terminate this letter and
(iv) written notification from S.A.C. to the Company that S.A.C. no longer wishes to proceed with any Transaction.

      If the Company executes an agreement, letter of intent, memorandum of understanding or otherwise accepts a proposal or offer from any person or entity (other than S.A.C.) regarding any Competing Transaction at any time prior to the three month anniversary of the date hereof, the Company shall promptly, but in no event later than the third business day after such event, issue as liquidated damages to an entity designated by S.A.C warrants to acquire 2,300,000 shares of the Class A Common Stock of the Company at an initial exercise price equal to the lesser of $1.75 and the average closing bid prices of the Class A Common Stock over the five trading days prior to the day on which such event is publicly announced (the "Liquidated Damages Warrants"). Notwithstanding the foregoing, the Company shall not be obligated to issue the Liquidated Damages Warrants if either (i) S.A.C. has required as a condition to the execution of definitive agreements governing a Transaction any modification to the terms contained in the latest drafts of the Transaction documents delivered by counsel to S.A.C. to the Company prior to the meeting of the Company's board of directors to approve execution of definitive agreements concerning a Transaction, that would have material and adverse economic consequences to the Company (the materiality of such consequences to be determined in good faith discussions between S.A.C. and the Company) (the "Indicative Terms") or (ii) S.A.C. has notified the Company in writing during the Exclusivity Period that it has abandoned pursuit of the Transaction and the Company remains willing to pursue the Transaction on the Indicative Terms ((i) and (ii) being referred to the "Liquidating Damages Warrants Limiting Conditions")). The Liquidated Damages Warrants shall have full ratchet antidilution protection and shall be exercisable commencing six months after issuance and then for a period of three years. The Company shall grant S.A.C. registration rights with respect to the shares of common stock issuable upon exercise of the Liquidated Damages Warrants pursuant to a registration rights agreement consistent with the registration rights agreement entered into by the Company and S.A.C. (or one of its affiliates) in connection with the June 29, 2004 private placement transaction. To the extent that the Company is unable to issue the Liquidated Damages Warrants due to applicable law or market regulations, at the request of S.A.C., the Company shall pay to an entity designated by S.A.C. a cash amount equal to the Black-Scholes value of such warrants, in immediately available funds, in lieu of the Liquidated Damages Warrants.

      The Company acknowledges and agrees that (i) the issuance of the Liquidated Damages Warrants is an integral incentive for S.A.C. to pursue the Transaction, (ii) in the absence of the Company's obligations to issue the Liquidated Damages Warrants, S.A.C would not pursue the Transaction and (iii) time is of the essence with respect to the issuance of the Liquidated Damages Warrants.

      In addition, the Company agrees to pay or reimburse S.A.C., within two business days of written request therefor, for all out-of-pocket costs, fees and expenses (including, without limitation, all reasonable fees and other client charges and expenses of Schulte Roth & Zabel LLP, counsel for S.A.C.) ("Expenses") incurred by, or on behalf of, S.A.C. in connection with the pursuit of the Transaction, up to a maximum reimbursement of $150,000 (the "Cap"); provided, that, if either of the Liquidated Warrant Limiting Conditions has occurred, the Cap shall be $100,000. The Company shall also indemnify S.A.C. for all Expenses incurred by S.A.C. in enforcing its rights under this letter agreement. The Company acknowledges that the definitive agreements concerning a Transaction shall provide for reimbursement of Expenses of S.A.C. beyond the Cap.

      The obligations of the Company under this letter agreement shall remain effective whether or not definitive transaction documents are executed or (subject to the terms of such documents) the Transaction is consummated.

      This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

      Both parties understand and agree that money damages would not be a sufficient remedy for any breach or threatened breach of this letter agreement, that each party shall be entitled to equitable relief, including by way of injunction and specific performance, as a remedy for any such breach (without the posting of any bond and without proof of actual damages), and that neither party shall oppose the granting of such relief. Such remedies shall not be deemed to be the exclusive remedies for a breach or threatened breach by you or your Representatives of this letter agreement but shall be in addition to all other remedies available at law or equity.

      This letter agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. The provisions of this letter agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, except by written instrument duly executed by the party against which enforcement of such amendment, modification, supplement, termination, waiver or consent to departure is sought.

      If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

      Both parties hereby irrevocably and unconditionally (i) agree that any legal action, suit or proceeding arising out of or relating to this letter agreement shall be brought only in the Federal district court of the Southern District of New York or in the courts of the State of New York located in New York City, and hereby expressly submit to the personal jurisdiction and venue of such courts for the purposes thereof, and (ii) waive any claim (by way of motion, as a defense or otherwise) of improper venue, that such party is not subject personally to the jurisdiction of such courts, that such courts are an inconvenient forum or that this letter agreement or the subject matter hereof may not be enforced in or by such courts. Both parties hereby irrevocably and unconditionally consent to the service of process of any of the aforementioned courts in any such action, suit or proceeding by sending copies thereof by registered or certified mail, postage prepaid, or by a nationally recognized courier service to the other party's address set forth above, such service to become effective five days after such mailing or on the date of delivery by such service. Nothing herein contained shall be deemed to affect either party's right to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against you in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this paragraph.

      This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall be deemed to be one and the same instrument.

           [The remainder of the page is intentionally left blank]

            Should the terms and conditions of this letter agreement meet with your approval, please indicate your acceptance by signing and returning a copy of this letter agreement to S.A.C. Capital Management, LLC.

                                 Very truly yours,


                                 S.A.C. CAPITAL MANAGEMENT, LLC




                                 By:  /s/ Peter A. Nussbaum
                                      ----------------------------------
                                      Name:  Peter A. Nussbaum
                                      Title: General Counsel



Agreed and accepted on this
3rd day of November, 2004:

THE WET SEAL, INC.




By: /s/ Joseph Deckop
    -------------------------------
    Name:  Joseph Deckop
    Title: Executive Vice President

                                    EXHIBIT E

                            CONFIDENTIALITY AGREEMENT

                  Confidentiality Agreement, dated as of October 1, 2004, by and between The Wet Seal, Inc. ("Wet Seal") and S.A.C. Capital Management, LLC ("SAC"). Wet Seal and SAC are sometimes individually referred to herein as a `Party" and collectively referred to herein as the "Parties." The Party receiving Evaluation Material (as defined below) is referred to herein as the "Receiving Party" and the Party disclosing Evaluation Material is referred to herein as the "Disclosing Party."

                                R E C I T A L S:
                               - - - - - - - - -

                  WHEREAS, in connection with the consideration of a possible transaction (the "Transaction") between Wet Seal and SAC, SAC has requested certain nonpublic oral and written information concerning Wet Seal its officers, directors, employees, agents and/or advisors (collectively, "Representatives"); and

                  WHEREAS, SAC acknowledges that certain of the Evaluation Material is of a confidential or proprietary nature.

                  NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

                  1. All information furnished to SAC or its Representatives, now or in the future, by or on behalf of Wet Seal (whether prepared by Wet Seal or its Representatives), is collectively referred to herein as the "Evaluation Material." The term "Evaluation Material" includes all notes, analyses, compilations, studies, interpretations or other data in tangible form (whether prepared by Wet Seal or its Representatives or SAC or its Representatives) that contain, are based upon (in whole or in part) or otherwise reflect Evaluation Material, but does not include any information which (a) is or becomes generally available to the public (other than as a result of a disclosure by the SAC or any affiliate or Representative of SAC), (b) was within SAC's possession prior to its being furnished to SAC by or on behalf of Wet Seal pursuant hereto, provided that the source of such information was not known by SAC to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Wet Seal or any other person with respect to such information or (c) becomes available to SAC on a non-confidential basis from a source other than Wet Seal or any of its Representatives, provided that such source is not known by SAC to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Wet Seal or any other person with respect to such information. Wet Seal covenants and agrees not to knowingly provide SAC with any material and non-public information of another company (excluding, for the avoidance of doubt, the Company) which has a class of securities registered under the Securities Exchange Act of 1934.

                  2. SAC hereby agrees to shall keep the Evaluation Material confidential, except that SAC may disclose the Evaluation Material or portions thereof (a) with the prior written consent of Wet Seal or (b) to those of SAC's Representatives who need to know such information for the purpose of evaluating the Transaction, who agree to keep such information confidential and who agree to be bound by the terms of this Agreement. In any event, SAC shall be responsible for any breach of this Agreement by any of its Representatives.

                  3. In the event that SAC or any of its Representatives is requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, SAC shall (a) promptly provide Wet Seal with written notice of such requirement, (b) furnish only that portion of the Evaluation Material that SAC is advised by counsel is legally required and (c) use its reasonable efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material. In the event any such disclosure is so required, SAC shall use its reasonable efforts to assist, at the Wet Seal's expense, Wet Seal in any efforts it undertakes to seek a protective order or other appropriate remedy.

                  4. In the event either Party decides that it does not wish to proceed with the Transaction, it will promptly inform the other Party of that decision. In that case, or at any time upon the request of Wet Seal for any reason, SAC shall (a) promptly return to Wet Seal all copies in its possession or in the possession of its Representatives of the Evaluation Material furnished to it by or on behalf of Wet Seal, (b) promptly destroy all other written Evaluation Material so as not to retain any copies thereof (except one copy that may be retained by counsel for file purposes), and (c) hold all oral Evaluation Material subject to the terms of this Agreement.

                  5. Except as required by law, without the prior written consent of the other Party, neither Party shall, and shall direct its Representatives not to, disclose to any person or entity (a) that any investigations, discussions or negotiations are taking place, or have taken place, concerning the Transaction or any other possible transaction involving the Parties, (b) that it has requested or received any Evaluation Material or
(c) any of the terms, conditions or other facts with respect to the Transaction, including the status thereof.

                  6. Until the earliest of (i) the consummation by SAC of the Transaction, (ii) the acquisition of Wet Seal by a third party, or (iii) one year from the date of this Agreement, SAC agrees not to (a) initiate or maintain contact (except for those contacts made in the ordinary course of SAC's business as an investment advisor to private investment funds) with any officer, director or employee of Wet Seal regarding the business, operations, prospects or finances of the Wet Seal. Without the prior written consent of Wet Seal, all (i) communications regarding any possible transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to the Chief Executive Officer of Wet Seal or to Rothschild North America.

                  7. Each party further agrees that, without the other Party's written consent, for a period of two years from the date hereof, neither Party nor its Representatives shall directly or indirectly solicit or direct anyone else to solicit any current officer or employee of the other Party or its affiliates to seek or accept employment or other affiliation with that Party; provided, however, that the foregoing shall not prohibit the announcement of an employment opportunity in a publication of general circulation not directed specifically to any employee of a Party or its affiliates nor the acceptance of such employment or affiliation.

                  8. SAC understands that Wet Seal and its Representatives have endeavored to include in the Evaluation Material those materials which are believed to be relevant for the purpose of SAC's evaluation, but SAC acknowledges that Wet Seal nor any of its Representatives is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. SAC and its Representatives expressly disclaim any and all liability to Wet Seal or any other person that may be based upon or relate to (a) the use of the Evaluation Material by SAC or any of its Representatives or (b) any errors therein or omissions therefrom. It is understood that the terms of any agreement, if any, the Parties may reach concerning the consummation of the Transaction will be set forth in one or more written instruments (collectively, a "Definitive Agreement") entered into between the Parties. Only those particular representations and warranties, if any, that are made in a Definitive Agreement when, as, and if such Definitive Agreement becomes effective, and subject to such limitations and restrictions as may be specified therein, will have any legal effect. No contract or agreement relating to the Transaction shall be deemed to exist, and neither Party shall have any legal obligation of any kind whatsoever with respect to the Transaction (including by virtue of this Agreement), unless and until a Definitive Agreement has been executed and delivered and otherwise becomes binding in accordance with its terms and applicable law.

                  9. SAC agrees that if the Transaction is not consummated, then until the earliest of (i) one year from the date of this Agreement or (ii) the date that Wet Seal flies a petition in bankruptcy or is subject to the filing of an involuntary petition in bankruptcy (the "Standstill Period"), it will not without the prior approval of the Board of Directors of Wet Seal (i) propose or make any proposal regarding a possible transaction involving Wet Seal, its securities or property of Wet Seal, (ii) propose to enter into any merger or business combination involving Wet Seal or purchase a material portion of the assets of Wet Seal, which in each case effects the control of Wet Seal, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of Wet Seal,
(iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) (other than control affiliates of SAC) with respect to any voting securities of Wet Seal, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of Wet Seal, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; (vii) take any action which might require Wet Seal to make a public announcement regarding the possibility of a business combination or merger; or
(viii) advise or assist any other person in connection with the foregoing. Except as provided above, SAC agrees during the Standstill Period not to request Wet Seal (or its directors, officers, employees, agents or representatives) to amend or waive any provision of this paragraph. Notwithstanding anything in the Agreement to the contrary, if Wet Seal files a petition in bankruptcy or is subject to the filing of an involuntary petition in bankruptcy, nothing in this Agreement shall be deemed to prejudice SAC in relation to any bidder in any sale process, including, without limitation, a "Section 363 sale", relating to the securities, assets or other property of Wet Seal.

                  10. It is understood and agreed that no failure or delay by Wet Seal in exercising any right, power or privilege hereunder will operate as a waiver thereof, further exercise thereof or the exercise of any other right, power or privilege hereunder. The provisions of this Agreement can only be modified or waived pursuant to a written instrument signed by both Parties.

                  11. SAC hereby acknowledges that it is aware, and that it will advise its Representatives, that the United States securities laws prohibit any person who has received material, non-public information concerning certain matters which are the subject of this Agreement from purchasing or selling securities of Wet Seal or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to purchase or sell such securities.

                  12. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by SAC or any of its Representatives and that Wet Seal shall be entitled to injunctive relief and specific performance as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law to such Party. In the event that either Party or any of its Representatives has breached this Agreement, then such breaching Party shall be liable and pay to the other Party the legal fees and expenses incurred by such other Party in connection with such litigation, including any appeal therefrom.

                  13. Each party shall bear their own fees and expenses, including, without limitation, fees and expenses of financial, legal, accounting, actuarial and investment banking advisors and other outside consultants, incurred in connection with the transactions contemplated by this Agreement.

                  14. This Agreement is for the benefit of the Parties and their respective successors and assigns. This Agreement and all controversies arising from or relating to performance under this Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles. Each of the Parties agrees that any right of such Party to trial by jury with respect to any claim or action arising out of this Agreement is waived.

                  15. As used in this Agreement, the term "person" shall be broadly interpreted to include, without limitation, any corporation, partnership, trust, other entity or individual.

                  16. This Agreement maybe executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall constitute one and the same Agreement

                  17. This Agreement shall expire on the second anniversary of the date of this Agreement

                  IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

                                   THE WEST SEAL, INC.



                                   By:  /S/ DOUGLAS C. FELDERMAN
                                        ------------------------------------
                                         Name:  Douglas C. Felderman
                                         Title: Executive Vice President and
                                                Chief Financial Officer

                                   S.A.C. CAPITAL MANAGEMENT, LLC



                                   By:  /S/ PETER A. NUSSBAUM
                                        ------------------------------------
                                         Name:  Peter A. Nussbaum
                                         Title: General Counsel

                               The Wet Seal, Inc.
                                  26972 Burbank
                            Foothill Ranch, CA 92610

October 4, 2004

S.A.C. Capital Management, LLC
540  Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

                  Reference is hereby made to the Confidentiality Agreement, dated September 24, 2004 (the "Confidentiality Agreement"), between S.A.C. Capital Management, LLC ("SAC") and The Wet Seal, Inc. ("Wet Seal").

                  The parties hereto agree that the 6th paragraph of the Confidentiality Agreement is hereby amended and restated in its entirety to read as follows:

                           "Until the earliest of (i) the consummation by SAC of
                  the Transaction, (ii) the acquisition of Wet Seal by a third party, or (iii) one year from the date of this Agreement, SAC agrees not to initiate or maintain contact (except for those contacts made in the ordinary course of SAC's business as an investment advisor to private investment funds) with any officer, director or employee of Wet Seal regarding the business, operations, prospects or finances of Wet Seal. Without the prior written consent of the Special Committee or the Chief Executive Officer of Wet Seal, all (i) communications regarding any possible transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to Rothschild North America or a member of the Special Committee of Wet Seal."

                  This letter agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same agreement, and which shall be sufficiently evidenced by any one of such original counterparts.

                  [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

                                                     Very truly yours,

                               THE WET SEAL, INC.



                               By:  /S/ DOUGLAS C. FELDERMAN
                                    ---------------------------------------
                                     Name:  Douglas C. Felderman
                                     Title: Executive Vice President and
                                            Chief Financial Officer



Accepted and Approved as of the date first written above,

S.A.C. CAPITAL MANAGEMENT, LLC



By:  /S/ PETER A. NUSSBAUM
     ------------------------------------------------
      Name:  Peter A. Nussbaum
      Title:  General Counsel